RECEIVED

2008 OCT 14 P 12:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Givaudan



08005339

SUPPL

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

Vernier, 9 October 2008
RG/rmj7627
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Givaudan SA discloses that UBS has acquisition positions for 12% of votes	8 October 2008	H

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA


P. de Rougemont


R. Garavagno

PROCESSED
OCT 16 2008
THOMSON REUTERS

Enclosures mentioned

Givaudan SA
Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com



GIVAUDAN SAYS UBS HAS ACQUISITION POSITIONS FOR 12% OF VOTES

(The following press release from Givaudan SA was received by e-mail. The sender verified the statement.)

-0- Oct/08/2008 13:51 GMT

GIVAUDAN SA

Shareholding disclosure

In accordance with the Swiss Stock Exchange Act, UBS AG, Bahnhofstrasse 45, 8098 Zürich, Switzerland and several of its affiliated companies worldwide, being all investment management companies and/or banks, informed Givaudan SA, 5 chemin de la Parfumerie 1214 Vernier Switzerland, that they held, pursuant to a change in the composition of their organised group on 1 October, 2008, acting in concert as affiliates of the same group, the following securities:

A) 378'594 Givaudan SA registered shares (representing potentially 5.21% of voting rights).

B) 523'548 acquisition derivatives on Givaudan SA's shares (representing potentially 523'072 voting rights – 7.19%)

The total of A + B represents potentially 901'666 voting rights (12.40%).

C) 4'479'772 sales derivatives on Givaudan SA's shares (representing potentially 219'425 voting rights – 3.02%).

This shareholding disclosure publication has been made in an abbreviated form following the recommendation of SWX Swiss Exchange Disclosure Office dated 29 August 2008.

To obtain the full list of companies holding the above mentioned securities, and the characteristics of the latter, please contact: Roberto Garavagno, Deputy Group Counsel, Givaudan SA, 5, ch. de la Parfumerie, 1214 Vernier Suisse. Tel : +41 22 780 9646 Fax : +41 22 780 91 96. E-mail: roberto.garavagno@givaudan.com.

For more details on UBS AG's notification you may also contact Jasmin Gaehler, EUR1 – 3.2315 WNGW-LB6, Postfach 8098 Zürich Switzerland; tel. +41 44 239 6201.

Vernier 08 October 2008

END